6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E. 5-24-02

Information furnished as at 24 May, 2002

This Report is a Report on Form 6-K filed by Reed Elsevier PLC

REED ELSEVIER PLC
(Registrant)

25 Victoria Street
LONDON SW1H 0EX
ENGLAND
(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .... No ✓

Schedule of Information contained in this Report

Notification to the London Stock Exchange concerning the disclosure of interest in voting shares in Reed Elsevier PLC by Barclays PLC and its subsidiary companies.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reed Elsevier PLC
Registrant

By: L DIXON

Title: Deputy Secretary

Date: 24 May, 2002

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REED ELSEVIER

Tel: 020 7227 5652

Fax: 020 7227 5659

24 May 2002

BY FAX: 020 7588 6057

The London Stock Exchange
Company Announcements Office
LONDON
EC2N 1HP

Dear Sirs

AVS Security Number: 471345
Disclosure of Interest in Voting Shares

I am writing to inform you that we have received today a notification dated 21 May 2002, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of Barclays PLC, and its subsidiary companies, in the ordinary shares of Reed Elsevier PLC is 38,376,123 shares, representing 3.03% of the Company's current issued share capital.

Yours faithfully
for **REED ELSEVIER PLC**

L DIXON
Deputy Secretary

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